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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------

                     Enstar Income/Growth Program 5-A, L.P.
                            (Name of Subject Company)

                      Madison Liquidity Investors 104, LLC
                       Madison/OHI Liquidity Investor, LLC
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                           --------------------------

                                                 Copy to:
      Ronald M. Dickerman                        Lance D. Myers, Esq.
      Madison Liquidity Investors 104, LLC       Cullen and Dykman
      Madison/OHI Liquidity Investors, LLC       177 Montague Street
      P.O. Box 7461                              Brooklyn, New York 11201
      Incline Village, Nevada 89452              (718) 780-0048
      (212) 687-0251

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                 ----------------------------------------------
                  Transaction                       Amount of
                  Valuation                         Filing Fee

                 $443,700.00                           $88.74

                 ----------------------------------------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 5,916 Limited Partnership Interests ("Units") of the subject company at $75.00 in cash per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid:
               Form or Registration Number:
               Filing Party:
               Date Filed:

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CUSIP NO. None                        14D-1                  Page __ of __ Pages

1.    Name of Reporting Person
      S.S. or I.R.S. Identification Nos. of Above Person

      Madison Liquidity Investors 104, LLC
      134022656

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)    [ ]
      (b)    [X]

3.    SEC Use Only

4.    Sources of Funds (See Instructions)

      WC, PF and OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

      [ ]

6.    Citizenship or Place of Organization

      Delaware

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,969  Madison Partnership Liquidity Investors 52, LLC
         60  Gramercy Park Investments, LP
      -----
      3,029

8.    Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)

      [ ]

9.    Percent of Class Represented by Amount in Row (7)

      5.0

10.   Type of Reporting Person (See Instructions)

      OO

CUSIP NO. None                     14D-1                     Page __ of __ Pages

1.    Name of Reporting Person
      S.S.  or I.R.S. Identification Nos. of Above Person

      Madison/OHI Liquidity Investors, LLC
      137167955

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)    [ ]
      (b)    [X]

3.    SEC Use Only

4.    Sources of Funds (See Instructions)

      WC, PF and OO

5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2
      (e) or 2(f)

      [ ]

6.    Citizenship or Place of Organization

      Delaware

7.    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,969  Madison Partnership Liquidity Investors 52, LLC
         60   Gramercy Park Investments, LP
      -----
      3,029

8.    Check if the Aggregate in Row (7) Excludes Certain Shares
      (See Instructions)

      [ ]

9.    Percent of Class Represented by Amount in Row (7)

      5.0

10.   Type of Reporting Person (See Instructions)

      OO

CUSIP NO. None                 14D-1                         Page __ of __ Pages

Item 1. Security and Subject Company.

        (a) This Schedule relates to limited partnership interests (the "Units") of Enstar Income/Growth Program 5-A, L.P. (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 10900 Wilshire Boulevard, 15th Floor, Los Angeles, California 90024.

        (b) This Schedule relates to the offer by Madison Liquidity Investors 104, LLC (the "Purchaser"), to purchase up to 5,916 Units for cash at a price equal to $75.00 per Unit less the amount of any cash distributions made on or after February 10, 1999, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 10, 1999 (the "Offer to Purchase") and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 59,766 Units outstanding as of September 30, 1998, according to its Form 10-Q.

        (c) The information set forth under the captions
"Introduction-Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

        (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

        (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchase nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or State securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

        (a)-(b) Not applicable.

Item 4. Source and Amount of Funds or Other Consideration.

        (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

        (b)-(c)  Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

        (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference.

        (f)  Not applicable.

CUSIP NO. None                  14D-1                        Page __ of __ Pages

Item 6.   Interest in Securities of the Subject Company.

          (a) and (b) The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

          The information set forth in "Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 8.   Persons Retained, Employed or To Be Compensated.

          None.

Item 9.   Financial Statements of Certain Bidders.

          Not applicable.

Item 10.  Additional Information.

          (a)  None.

          (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

          (d) None.

          (e) None.

          (f) Reference is hereby made to the Offer to Purchase and the related Agreement of Assignment and Transfer, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.  Material to be Filed as Exhibits.

          (a)(1)  Offer to Purchase dated February 10, 1999

          (a)(2)  Agreement of Assignment and Transfer

          (a)(3)  Form of Letter to Unitholders dated February 10, 1999

          (a)(4)  Form of Advertisement (if applicable)

          (b)(1) Loan Agreement between Madison/OHI Liquidity Investors, LLC and Omega Healthcare Investors, Inc. dated as of October 2, 1998.

          (c)-(f) Not applicable.

CUSIP NO. None                       14D-1                  Page __ of __ Pages

                                   SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1999

Madison Liquidity Investors 104, LLC
Madison/OHI Liquidity Investors, LLC
By Ronald M. Dickerman, Managing Director

By:     /s/ RONALD M. DICKERMAN
        --------------------------------------
        Ronald M. Dickerman, Managing Director

CUSIP NO. None                       14D-1                   Page __ of __ Pages
                                  EXHIBIT INDEX

Exhibit     Description                                                  Page
-------     -----------                                                  ----

(a)(1)      Offer to Purchase dated February 10, 1999

(a)(2)      Agreement of Assignment and Transfer

(a)(3)      Form of Letter to Unitholders dated February 10, 1999

(a)(4)      Form of Advertisement (if applicable)

(b)(1) Loan Agreement between Madison/OHI Liquidity Investors, LLC and Omega Healthcare Investors, Inc. dated as of
            October 2, 1998.